				EXHIBIT 12.1
Computation of Ratios of Earnings to Fixed Charges
	Years ended December 31,
	2016	2015	2014	2013	2012
Excluding interest on deposits	3.91	2.19	2.21	2.41	2.60
Including interest on deposits	2.48	1.76	1.87	2.02	2.11
Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.
	Years ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Income before income taxes	$233,380	$126,895	$147,234	$178,940	$210,375

Interest on deposits	$77,562	$60,256	$47,553	$47,791	$57,556
Borrowings and long-term debt	71,212	96,498	114,293	120,586	123,756
1/3 of net rental expense	9,052	10,582	7,082	6,631	7,949
Total fixed charges, including interest on deposits	$157,826	$167,336	$168,928	$175,008	$189,261
Total fixed charges, excluding interest on deposits	$80,264	$107,080	$121,375	$127,217	$131,705